Exhibit 99.1

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Keegan Resources Corp.
1204 – 700 West Pender Street
Vancouver, B.C., V6C 1G8

Item 2 Date of Material Change

January 11, 2007

Item 3 News Release

The news release dated January 11, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Dan McCoy, Ph.D., President & CEO

Item 9 Date of Report

January 11, 2007

PRESS RELEASE
TSX-V: KGN

KEEGAN BEGINS 2007 DRILLING PROGRAMS AT ESAASE GOLD PROJECT

Vancouver, January 11, 2007: Keegan is pleased to announce that it has commenced drilling at its Esaase Gold Project in southwest Ghana. The company recently was successful in contracting an additional drill. The new drill is a reverse circulation rig and will be used to delineate a 1100 meter long saprolite resource (see www.keeganresources.com for a map of the planned drilling) within the 1400 meter northeast oriented zone of plus gram per ton gold mineralization drill discovered by Keegan in 2006. Saprolite is a broken up, extremely oxidized surface rock found in wet, tropical environments from which gold can usually be extracted at very low cost. The saprolite at Esaase is particularly thick in the area of planned drilling, and trenches and drill holes from this area indicate substantial widths of mineralization; with multiple parallel zones occurring.

Keegan will be also begin core drilling mid January to continue extending the strike length of the drilled zone, as well as to begin delineating a hard rock resource below the saprolite zone. The core drill will also be used to test new targets generated by the soil geochem, IP and trenching programs.

Dan McCoy, president and CEO of Keegan Resources states: "We are pleased to be at the stage of delineating a resource considering that we have been working on this property for only seven months. At the same time that we are delineating resources in the previously drilled area, we will continue to further test the vast potential of the 8 km long major mineralized faults outside of this area, where several geochemical anomalies remain untested.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. All rock and drill samples are assayed using standard fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd., Tarkwa, Ghana. QA/QC programs using internal and external standard samples, reassays, and blanks indicate good accuracy and precision to the assays.

About Keegan Resources

With a primary focus on established gold districts located in stable political environments, Keegan's seasoned exploration and management team have leveraged their collective experience and networks of contacts to efficiently assess, acquire and explore high quality, mid stage, precious and base metal projects. With two active exploration programs in Ghana combined with an enviable capital structure, the company is well positioned to deliver an active and exciting year for its investors.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO

For more information please visit the company website at
http://www.keeganresources.com or contact investor relations at
604-683-8193 or info@keeganresources.com.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.